Shopsmith, Inc.

Annual Report to Shareholders

For the Year Ended March 30, 2002

SHOPSMITH INC. AND SUBSIDIARIES

Financial Highlights:

	Fiscal Years Ended		
	March 30 2002	March 31 2001	April 1 2000
Results of Operations:			
Net sales	$ 16,274,627	$ 17,504,585	$ 19,554,170
Loss before taxes	(510,273)	(116,092)	(896,689)
Income tax expense (benefit)	1,280,000	-	(273,000)
Net loss	(1,790,273)	(116,092)	(623,689)
Per Common Share:			
Shareholders' equity	$ 0.73	$ 1.41	$ 1.46
Dividends	-	- -	-
Diluted net loss per share	(0.69)	(0.04)	(0.24)
Financial position:			
Working capital	$ 1,327,610	$ 2,295,635	$ 2,436,804
Total assets	7,439,637	8,556,887	9,642,360
Shareholders' equity	1,895,711	3,685,984	3,802,076
Current ratio	1.43	2.00	1.76
Total debt to equity ratio	2.92	1.32	1.54
Common shares outstanding	2,605,233	2,605,233	2,605,233

Contents

Corporate Profile

Headquartered in Dayton, Ohio, Shopsmith, Inc. is recognized as a leader in the production and marketing of quality woodworking tools. The Company distributes these tools and other woodworking products directly to consumers through demonstration, mail and Internet channels. The name "Shopsmith" is a registered trademark that the Company applies to the majority of the products it produces. The Company's common shares are traded in the over-the-counter market.

To our Shareholders

During October of the current fiscal year Shopsmith began selling our core product, the Mark V, through demonstrations at Lowe's stores. While this direction represents a great opportunity, it has started slowly. Sales dollars declined by 7% from the prior year. Reflecting uncertainties in realizing deferred tax assets, the value at which these assets are carried on our books was reduced to zero. That reduction resulted in a charge to earnings (reflected as an income tax expense) of $1,280,000 for the current year. Our after tax results were a net loss of $1,790,000 or $.69 per diluted share in fiscal 2002 as compared to a net loss of $116,000 or $.04 per diluted share in fiscal 2001.

Sales dropped by 7% to $16,275,000 or $1,230,000 less than last year. This drop reflects a lower average price achieved on sales of the Mark V in our Lowe's demonstrations. Unit sales of our core product, the Mark V, increased by 13.6% over last year compared to last year's 25.9% decrease from two years ago. Our Internet accessory sales increased by 48% as we further expanded our efforts in this area.

Gross margins dropped by 17% to $8,149,000 from $9,207,000 a year ago primarily on the lower margin realized on sales through Lowe's. Net operating expenses dropped to $8,636,000 or 53.1% of sales in 2002 from $9,167,000 or 52.4% of sales last year. The reduction in operating expenses was primarily the result of reduced selling expenses associated with sales through Lowe's.

John R. Folkerth
Chairman of the Board
Chief Executive Officer

REPORTING RESPONSIBILITY

Shopsmith's management is responsible for the preparation and integrity of the consolidated financial statements presented in this Annual Report. These statements have been prepared in conformity with accounting principles generally accepted in the United States of America using the best estimates and judgments of management.

Management believes that the Company's accounting control systems provide reasonable assurance that assets are safeguarded and that financial information is reliable.

Independent public accountants are selected annually by the Board of Directors, subject to approval by shareholders, to audit the financial statements. Their audit includes a review of internal controls to the extent they considered necessary and selective tests of transactions to support their report, which follows.

The Audit Committee, comprised of outside directors, meets at least quarterly with management and the independent public accountants to review financial reporting, internal accounting controls, and audit results.

Mark A. May,
Vice President of Finance
Chief Financial Officer

John R. Folkerth,
Chairman of the Board
Chief Executive Officer

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Shopsmith, Inc.
Dayton, Ohio

We have audited the accompanying consolidated balance sheets of Shopsmith, Inc. and Subsidiaries as of March 30, 2002 and March 31, 2001 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ended March 30, 2002, March 31, 2001 and April 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shopsmith, Inc. and Subsidiaries as of March 30, 2002 and March 31, 2001 and the consolidated results of its operations and its cash flows for the years ended March 30, 2002, March 31, 2001 and April 1, 2000, in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Columbus, Ohio
May 28, 2002

CROWE, CHIZEK AND COMPANY LLP
3815 RIVER CROSSING PKWY., SUITE 300 POST OFFICE BOX 40977 INDIANAPOLIS, IN 46240-0977
317.569.8989 FAX 317.706.2660

SHOPSMITH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

	Fiscal Years Ended		
	March 30 2002	March 31 2001	April 1 2000
Net sales	$ 16,274,627	$ 17,504,585	$ 19,554,170
Cost of products sold	8,125,882	8,297,903	8,944,137
Gross margin	8,148,745	9,206,682	10,610,033
Selling expenses	6,930,180	7,634,233	9,131,909
Administrative expenses	1,705,689	1,533,142	2,167,893
Total operating expenses	8,635,869	9,167,375	11,299,802
Income (loss) before other income and expense	(487,124)	39,307	(689,769)
Non-recurring gain from demutualization of insurance company	153,381	-	-
Interest income	71,129	50,305	48,450
Interest expense	284,809	216,309	271,073
Other income, net	37,150	10,605	15,703
Loss before income taxes	(510,273)	(116,092)	(896,689)
Income tax expense (benefit)	1,280,000	-	(273,000)
Net loss	$ (1,790,273)	$ (116,092)	$ (623,689)
Net loss per common share (Note 9)			
Basic	$ (0.69)	$ (0.04)	$ (0.24)
Diluted	$ (0.69)	$ (0.04)	$ (0.24)

See notes to consolidated financial statements

SHOPSMITH INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 30 2002	March 31 2001
ASSETS (Notes 1 and 3)		
Current Assets:		
Cash and equivalents (Note 2)	$ 76,324	$ 651,530
Restricted cash (Note 2)	151,585	174,718
Accounts receivable:		
Trade, less allowance for doubtful accounts: $774,708 in 2002 and $924,250 in 2001	1,642,366	673,689
Inventories (Note 2)		
Finished Products	875,888	975,502
Raw materials and work in process	1,427,369	1,192,723
Total inventories	2,303,257	2,168,225
Deferred income taxes (Note 7)	-	498,000
Prepaid expenses	218,660	431,912
Total current assets	4,392,192	4,598,074
Properties (Notes 2 and 10):		
Land, building and improvements	3,143,908	3,161,199
Machinery, equipment and tooling	6,714,886	6,627,918
Total cost	9,858,794	9,789,117
Less accumulated depreciation and amortization	7,029,128	6,782,561
Net properties	2,829,666	3,006,556
Deferred income taxes (Note 7)	-	782,000
Long term portion of accounts receivable		
Trade, less allowance for doubtful accounts $116,432 in 2002 and $70,999 in 2001	215,476	167,954
Other assets	2,303	2,303
Total assets	$ 7,439,637	$ 8,556,887

Continued

SHOPSMITH INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 30 2002	March 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,582,636	$ 1,113,380
Note payable (Note 3)	400,000	-
Current portion of long-term debt and capital lease obligation (Note 10)	104,836	84,910
Customer advances	126,181	169,003
Accrued liabilities:		
Compensation, employee benefits and payroll taxes	289,559	278,443
Sales taxes payable	80,570	144,606
Accrued recourse liability	147,786	235,303
Accrued expenses	257,544	182,804
Other	75,470	93,990
Total current liabilities	3,064,582	2,302,439
Long-term debt and capital lease obligation (Note 10)	2,479,344	2,568,464
Total liabilities	5,543,926	4,870,903
Shareholders' equity (Notes 6 and 8):		
Preferred shares- without par value; authorized 500,000; none issued		
Common shares- without par value; authorized 5,000,000; issued and outstanding 2,605,233	2,806,482	2,806,482
Retained earnings (deficit)	(910,771)	879,502
Total shareholders' equity	1,895,711	3,685,984
Total liabilities and shareholders' equity	$ 7,439,637	$ 8,556,887

See notes to consolidated financial statements.

SHOPSMITH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares Number	Common Shares Amount	Retained Earnings	Total
Balance April 3, 1999	2,605,233	$ 2,806,482	$ 1,619,283	$ 4,425,765
Net loss for fiscal 2000	-	-	(623,689)	(623,689)
Balance April 1, 2000	2,605,233	2,806,482	995,594	3,802,076
Net loss for fiscal 2001	-	-	(116,092)	(116,092)
Balance March 31, 2001	2,605,233	2,806,482	879,502	3,685,984
Net loss for fiscal 2002	-	-	(1,790,273)	(1,790,273)
Balance March 30, 2002	2,605,233	$ 2,806,482	$ (910,771)	$ 1,895,711

See notes to consolidated financial statements.

SHOPSMITH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

	Fiscal Years Ended		
	March 30 2002	March 31 2001	April 1 2000
Cash flows from operating activities:			
Net loss	$ (1,790,273)	$ (116,092)	$ (623,689)
Adjustments to reconcile net loss to cash provided from operating activities:			
Depreciation and amortization	246,567	280,843	301,022
Provision for doubtful accounts	245,426	318,683	383,262
Deferred income taxes	1,280,000	-	(238,000)
Cash provided from (required for) changes in assets and liabilities:			
Restricted cash	23,133	(69,748)	(3,721)
Accounts receivable	(1,261,625)	(692,505)	(188,500)
Inventories	(135,032)	354,960	(112,277)
Other assets	213,252	147,832	(287,582)
Accounts payable and customer advances	426,434	(213,778)	127,416
Other current liabilities	(84,217)	(424,428)	90,445
Cash used in operating activities	(836,335)	(414,233)	(551,624)
Cash flows from investing activities:			
Maturity of short-term investments	-	-	989,122
Property additions	(77,632)	(44,286)	(72,937)
Proceeds from sale of property	31,921	-	-
Cash provided from (used in) investing activities	(45,711)	(44,286)	916,185
Cash flows from financing activities:			
Increase note payable	400,000	-	-
Payments on long-term debt and capital lease obligation	(93,159)	(191,338)	(68,545)
Cash provided from (used in) financing activities	306,841	(191,338)	(68,545)
Net increase (decrease) in cash	(575,206)	(649,857)	296,016
Cash:			
At beginning of period	651,530	1,301,387	1,005,371
At end of period	$ 76,324	$ 651,530	$ 1,301,387

See notes to consolidated financial statements.

SHOPSMITH, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Description

The Company's sole business activity is the manufacturing, marketing, and sales of quality woodworking products in the United States through demonstration, telephone solicitation, mail-order and internet selling channels and, to a limited degree, through dealers in the United States, Canada and the United Kingdom. Shopsmith branded products account for substantially all sales. The majority of these products (as measured by dollar value) are manufactured by the Company.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the parent company and its subsidiaries, after elimination of significant intercompany balances and transactions.

Statement of Cash Flows

Following is supplementary information relating to the consolidated statement of cash flows:

Cash paid (refunded) for the following items:	2002	2001	2000
Interest	$ 284,809	$ 216,309	$ 271,073
Income taxes (net of refunds)	-	-	(33,478)

The Company entered into capital lease obligations of $23,965 in 2002 for a vehicle.

Cash and Cash Equivalents

Cash and cash equivalents represents all checking accounts and short-term cash investments having maturities of 90 days or less. Depository transactions and disbursements are handled primarily by one local financial institution, which provides FDIC coverage of $100,000 per depositor. The Company's accounts periodically exceed FDIC limits. At March 30, 2002, approximately $152,000 was maintained in an account restricted by the bank for use in funding any credit card returns or chargebacks that may occur. Approximately $175,000 was maintained at March 31, 2001 in an account restricted for use in funding the Company's recourse obligations should the Company be unable to do so itself through its normal operations.

Receivables

The Company finances certain customer purchases under revolving credit plans. Minimum principal payments under these plans for the next year have been classified as current, with the remainder classified as a non-current asset.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Properties

Properties are stated at cost. Depreciation and amortization are provided primarily using the straight-line method over estimated useful lives that range as follows:

Machinery, equipment and tooling	3 to 12 years
Building	30 years

Maintenance and repairs are charged to expense, unless they significantly lengthen useful economic lives of the property. When an asset is retired or sold, its cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances to deferred tax assets are provided to reflect doubtful realization of future tax benefits.

Revenue Recognition

The company records revenue at the time of shipment. The company reduces revenue for anticipated returns based on historical experience

Installment Contracts

Retail installment contracts sold to financial institutions were $1.7 million in 2002, $4.5 million in 2001, and $8.2 million in 2000. Of these contracts, $1.7 million, $4.1 million, and $ 6.5 million were sold without recourse in 2002, 2001, and 2000 respectively. At March 30, 2002 approximately $1.5 million of installment contracts sold to a financial institution with a recourse provision were still outstanding.

Fair Value of Financial Instruments

The fair value of financial instruments below is estimated using a discounted cash flow analysis:

	March 30, 2002		March 31, 2001	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Liabilities:				
Long-term debt	$ 2,584,180	$ 2,890,933	$ 2,653,373	$ 2,680,836

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value.

Product Warranties

Products are warranted against defects in material and workmanship for two years. Estimated costs are accrued for warranties presently in force.

Research and Development Costs

Research and development costs were not material in 2002, 2001, and 2000.

Income (Loss) per Common Share

Basic income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect reduced per share amounts that would have resulted if stock options had been converted into common stock.

Environmental Remediation Costs

Costs incurred to investigate and remediate contaminated sites are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

Advertising Expenses

The Company recognizes media expenses in the period demonstration events occur. Catalog costs are accounted for under the accounting principles related to direct response advertising. These principles provide for capitalization of costs and amortization over the period of expected revenue from the direct response advertising.

Total advertising expenses for each fiscal year were approximately $1.8 million, $2.1 million, and $2.7 million in 2002, 2001, and 2000, respectively.

Estimates

In preparing financial statements, management must make estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, revenue and expenses, as well as affecting the disclosures provided. Future results could differ from the current estimates. Areas involving the use of management's estimates and assumptions include the allowance for doubtful accounts, inventory cost, depreciation of property and equipment, deferred income tax valuation allowances, product warranty accruals and other accrued liabilities.

Fiscal Year

Shopsmith's fiscal year follows a 52/53-week pattern consistent with its fiscal year for tax purposes. The years ended March 30, 2002, March 31, 2001, and April 1, 2000 were all 52-week years.

Business Segments

The Company has only one operating segment within the meaning of SFAS Number 131.

3. Borrowing Arrangement

During fiscal 2002, Shopsmith entered into an arrangement with John R. Folkerth, the Company's CEO, which allows the Company to borrow up to $500,000 with interest at twelve percent. Substantially all personal property except for certain receivables are pledged as collateral. Interest is due monthly and the note is payable on demand. At March 30, 2002, there was $400,000 outstanding under this arrangement. Borrowings from Mr. Folkerth are subject to Mr. Folkerth's approval and are payable upon demand by Mr. Folkerth.

4. Employee Benefit Plans

Shopsmith maintains a defined contribution employee benefit plan covering substantially all employees. At the discretion of the Board of Directors, the Company matches employee contributions of up to four percent of compensation at rates of 25 or 50 percent, depending on amounts contributed by employees. Included in operations were approximately $0, ($42,000), and $57,000 for 2002, 2001, and 2000, respectively.

The Company provides certain health care and life insurance benefits to substantially all employees. These benefits are provided by insurance.

5. Leases

Rent expense was approximately $121,000 in 2002, $93,000 in 2001, and $221,000 in 2000.

Operating lease obligations for the next five fiscal years are:

2003	$	59,776
2004		52,439
2005		14,647
2006		16,068
2007		14,150
	$	157,080

6. Stock Options and Employee Stock Purchase Plan

The Company has both fixed and performance based options. The exercise price of each option equals or exceeds the market price of the Company's stock on the date of grant. The maximum term of the options is ten years.

In June 1993, the Company granted a non-qualified stock option, outside the 1988 and 1984 plans, for 20,000 shares to an employee to purchase stock at $3.00 per share. The option became exercisable in annual installments beginning one year from the date of grant and expires on June 20, 2003.

In August 1993, the Company adopted an employee stock purchase plan, which permits eligible employees and directors of Shopsmith to purchase from time to time up to 250,000 Shopsmith common shares directly from the Company without payment of brokerage fees. The purchase price of the shares purchased under the plan is the market price of the shares (based upon a five-day average closing price at the time of purchase). No shares were purchased under the plan in 2002, 2001, and 2000.

In July 1995, the shareholders approved the 1995 option plan that provides for the issuance of up to 250,000 shares. Within the past three fiscal years, 100,000 options were granted in 2002, no options were granted in 2001, and 105,000 options were granted in 2000. As to the 2000 awards, grants were contingent upon the achievement of certain pre-tax income thresholds in 2001, 2002 and 2003. Earnings thresholds attached to 64,997 shares granted in fiscal 2000 were not achieved in fiscal 2001 and fiscal 2002, and those portions of the options were cancelled.

In July 1997, the shareholders approved the 1997 option plan, which provides for the issuance of up to 250,000 shares pursuant to options granted under the plan. 60,000 options were granted in 2001 at an average option price of $.43 per share. Earnings thresholds attached to 114,000 shares granted in fiscal 1998 and 1999 were not achieved. Accordingly, options covering 37,999, 33,002 and 42,999 shares were cancelled in 2000, 1999 and 1998 respectively. Options granted in 2000 for 35,000 shares include pre-tax earnings thresholds for 2001 through 2003. The earnings threshold attached to 23,332 shares were not met in fiscal 2001 and fiscal 2002, and those portions of the options were cancelled.

In February 2000, the Company adopted The 2000 Director Stock Option Plan that permits non-employee directors to purchase up to a maximum of 72,000 common shares. Options for 6,000 shares (2,000 for each non-employee directory) were granted in fiscal 2000 at an average option price of $.69 per share. Options for 6,000 shares (2,000 for each non-employee director) were granted in fiscal 2001 at an average option price of $.56 per share. Options for 6,000 shares (2,000 for each non-employee director) were granted in fiscal 2002 at an average option price of $.63 per share. The plan provides for annual grants of options for 2,000 shares to each non-employee director immediately following each Annual Meeting of Shareholders.

Options outstanding at the end of fiscal 2002 were 306,670 at an average exercise price of $.92. Of these options 249,670 were in the range of $.43 to $.82 at a weighted average exercise price of $.59 and 57,000 were in the range of $1.91 to $3.17 at a weighted average exercise prices of $2.33.

Additional information relating to its plans is as follows:

	2002		2001		2000	
	Num	Avg Price	Num	Avg Price	Num	Avg Price
1984 Plan						
Expired	-		-		2,250	6.84
Outstanding at year end	-		-		-	
1988 Plan						
Cancelled	-		-		37,932	1.00
Expired	-		-		2,724	0.67
Outstanding at year end	-		-		-	
1995 Plan						
Granted	100,000	0.57	-		105,000	0.77
Cancelled	29,999	0.78	61,665	1.14	54,000	2.10
Expired	78,334	1.48	-		40,000	1.91
Available	82,998		74,665		13,000	
Exercisable at year end	22,000	1.91	82,000	1.79	102,000	1.81
Outstanding at year end	137,002	0.83	145,335	1.35	207,000	1.29
1997 Plan						
Granted	-		60,000	0.43	80,000	0.71
Cancelled	11,666	0.72	11,666	0.72	37,999	2.95
Available	118,332		106,666		155,000	
Exercisable at year end	65,000	0.92	24,999	1.24	5,000	2.08
Outstanding at year end	131,668	0.73	143,334	0.73	95,000	0.92
Director Plan						
Granted	6,000	0.63	6,000	0.56	6,000	0.69
Available	54,000		60,000		66,000	
Exercisable at year end	18,000	0.63	12,000	0.63	6,000	0.69
Outstanding at year end	18,000	0.63	12,000	0.63	6,000	0.69

Except for outstanding options, the plans terminate in ten years.

In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "*Accounting for Stock Based Compensation*" (SFAS 123), the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. The Company has variable and non-variable stock option plans. No compensation cost from the variable stock option plans was recognized in fiscal 2000, 2001, or 2002. The variable stock option plans could result in future compensation expense. If the Company had elected to recognize compensation expense for the non-variable stock option plans at the fair value of the options granted at grant dates as prescribed by SFAS 123, net income (loss) and per share amounts would have been adjusted to the proforma amounts indicated in the table below.

	2002	2001	2000
Net income (loss)- as reported	$ (1,790,273)	$ (116,092)	$ (623,689)
Net income (loss)- pro forma	$ (1,808,273)	$ (122,092)	$ (655,689)
Diluted earnings (loss) per share- as reported	$ (0.69)	$ (0.04)	$ (0.24)
Diluted earnings (loss) per share- pro forma	$ (0.69)	$ (0.04)	$ (0.25)

The fair value of each options grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000
Expected dividend yield	0%	0%	0%
Expected stock volatility	32%	32%	22%
Risk -free interest rate	4.74%	4.64%	6.60%
Expected life of options	5 years	5 years	5 years

7. Income Taxes

The income tax benefit (provision) reflected in the consolidated statements of operations is comprised of the following:

	2002	2001	2000
Current	$ -	$ -	$ 35,000
Deferred	-	-	90,000
Provision for income taxes before effect of adjustment of valuation allowances	-	-	125,000
Effect of adjustment of valuation allowances	(1,280,000) -	-	148,000
Income tax benefit (expense)	$ (1,280,000)	$ -	$ 273,000

The change in the valuation allowance for each year represents the effect of the Company's evaluation of the realizability of future tax benefits.

The components of deferred tax assets and liabilities included in the balance sheet are:

	2002	2001	2000
Expenses not currently deductible	$ 166,000	$ 137,000	$ 277,000
Inventory valuation	9,000	23,000	26,000
Allowance for doubtful accounts	303,000	338,000	220,000
Less valuation allowance	(478,000)	-	-
Current	-	498,000	523,000
Tax loss carryforwards	806,000	637,000	611,000
Tax credit carryforwards	55,000	55,000	55,000
Accumulated depreciation	-	-	1,000
Alternative minimum tax payments	90,000	90,000	90,000
Less valuation allowance	(951,000)	-	-
Non- current	-	782,000	757,000
Total	$ -	$ 1,280,000	$ 1,280,000

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recorded for financial reporting purposes and such amounts as measured by tax laws and regulations.

The Company's effective tax rate differs from the U. S. statutory rate as follows:

	2002	2001	2000
Federal statutory rate	34.0%	34.0%	34.0%
Non deductible expenses principally meals and entertainment	(4.8%)	(26.4%)	(3.2%)
Change in valuation allowance	(280.0%)	0.0%	15.1%
Expiration of tax credits	0.0%	0.0%	(15.1%)
Other, net	0.0%	(7.6%)	(0.1%)
	(250.8%)	0.0%	30.7%

Net operating losses and tax credits expire as follows:

	Net Operating Losses	Tax Credits
2004		$ 4,000
2005		23,000
2006		18,000
2007		10,000
2010	867,000	-
2019	316,000	-
2020	614,000	
2021	93,000	-
2022	149,000	-
	$ 2,039,000	$ 55,000

8. Stock Repurchase

In October 1997, the Company's Board of Directors approved a plan under which the Company may repurchase up to 200,000 common shares in market and other transactions from time to time. Such transactions will be at the discretion of the Company and the plan will continue indefinitely. The Company has repurchased 88,000 shares through March 30, 2002 under this plan. No repurchases were made in fiscal 2000, 2001, or 2002.

9. Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect reduced per share amounts that would have resulted if stock options had been converted into common stock. The following reconciles amounts reported in the financial statements:

	2002	2001	2000
Net loss	$(1,790,273)	$ (116,092)	$ (623,689)
Weighted average shares	2,605,233	2,605,233	2,605,233
Additional dilutive shares	-	-	-
Total dilutive shares	2,605,233	2,605,233	2,605,233
Basic earnings (loss) per share	$ (0.69)	$ (0.04)	$ (0.24)
Diluted earnings (loss) per share	$ (0.69)	$ (0.04)	$ (0.24)

There were no additional dilutive shares included in the computation at March 30, 2002, March 31, 2001, and April 1, 2000 because the stock options were anti-dilutive.

10. Long-term Debt and Capital Lease Obligation

In 1999 the Company purchased the building it had been leasing. The seller financed the building purchase. The financing agreement, among other things, provided for a $100,000 down payment and a secured mortgage note for $2,800,000 at an 8.75% interest rate. The agreement also contains certain covenant provisions. In 2002, the agreement was amended to continue the $25,785 of monthly principal and interest payments until January 1, 2006 at which time the scheduled balance of approximately $2,180,000 will become due and payable. The outstanding balance was $2,558,844 at March 30, 2002 and $2,640,445 at March 31, 2001. Scheduled maturities, including capital leases, are as follows:

2003	$ 104,836
2004	$ 105,506
2005	$ 107,172
2006	$ 2,266,666

The fiscal 2001 capital lease is payable over a 4 year period beginning in October 2000. Monthly payments are $440 including interest at 13%.

11. Contingencies

The Company is involved in various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. Many of these matters are covered in whole or in part by insurance.

In May 2000 the Company received a demand for indemnification with respect to the costs of environmental cleanup of a manufacturing facility occupied by a subsidiary of the Company in the early 1980s. The claimant has undertaken remediation of the property at the direction of the Missouri Department of Natural Resources. The claimant alleges (i) that investigation and remediation will cost approximately $2,700,000, (ii) that the Company is required under the terms of a 1980 agreement to indemnify for all costs, and (iii) that the Company may also be liable under CERCLA for a portion of the clean-up costs. Under the terms of the 1980 agreement, whether the Company is required to indemnify turns on whether the subsidiary initiated or continued, following its occupancy of the premises, practices that resulted in contamination of the premises. The Company does not believe the subsidiary initiated or continued such practices.

Based on available information, the Company believes its share of the estimated costs associated with the ultimate resolution of these matters will not be material to the results of operations or the financial position of the Company.

12. Quarterly Financial Data (Unaudited)

Shown below is the unaudited quarterly financial data for the years ended March 30, 2002 and March 31, 2001. The fourth quarter of fiscal 2002 includes an adjustment of $1,280,000 to the valuation allowance for deferred tax assets.

	Net Sales	Gross Profit	Net Income (Loss)	Earnings (loss) per Share
2002				
First Quarter	$ 3,037,505	$ 1,629,312	$ (494,860)	$ (0.19)
Second Quarter	3,288,636	1,722,009	$ (225,536)	$ (0.09)
Third Quarter	4,617,061	2,229,490	$ 33,429	$ 0.01
Fourth Quarter	5,331,425	2,567,934	$ (1,103,306)	$ (0.42)
2001				
First Quarter	3,669,355	1,935,312	(569,128)	(0.22)
Second Quarter	4,001,309	2,100,908	30,972	0.01
Third Quarter	4,148,057	2,212,862	(5,256)	(0.00)
Fourth Quarter	5,685,864	2,957,600	427,320	0.16

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

Shopsmith manufactures and sells woodworking products. Our core product, the Mark V is sold directly to consumers through demonstration sales events and indirectly to consumers through distributors, primarily Lowe's where Shopsmith also conducts sales demonstrations, along with smaller amounts through other efforts. Mark V sales demonstrations are done in shopping malls, at home shows, and at state fairs. Other woodworking products and accessories are sold through mail and Internet channels. Shopsmith recognizes revenue for these orders at the time of product shipment.

In fiscal 2003, Shopsmith has implemented a employee salary reduction plan. As part of this plan, fiscal 2003 pre-tax income above $100,000 will be used to return the amount of the reduction and to pay an additional incentive equal to the amount of the reduction, as income permits.

2002-2001

A net loss of $1,790,000 or $.69 per share occurred in the year ended March 30, 2002 compared to a fiscal year 2001 loss of $116,000 or $.04 per share. This loss included a $1,280,000 valuation reserve against deferred tax assets that was created because of the uncertainty in the realizability of these assets.

During the year, Shopsmith began selling its core product, the Mark V, through demonstrations at Lowe's stores. Sales to Lowe's accounted for 22% of fiscal year 2002 sales. Sales at these demonstrations brought a lower sales price and margin percentage compared to our previous demonstration sales, but with lower selling costs. Results from these demonstrations has been below our expectations. A focus during the coming year will be to improve the results of these efforts.

Sales declined by $1,230,000 or 7% to $16,275,000 from last year's $17,505,000. This decrease reflects the lower sales price on the Mark V, when sold through Lowe's. Unit shipments of the Mark V increased by 13.6% over the prior year. Margins rates were also affected by this change and declined to $8,149,00 or 50.1% of sales from $9,207,000 or 52.6% of sales last year.

Net operating expenses decreased to $8,636,000 or 53.1% of sales, from $9,167,000 or 52.4% of sales last year. The change in net operating expenses reflects the lower selling costs from the change in demonstrations, offset by higher administrative costs.

2001-2000

A net loss of $116,000 or $.04 per share was experienced in the year ended March 31, 2001 compared to fiscal year 2000 loss of $624,000 or $.24 per share. Sales declined to $17,505,000 or $2,049,000 and 10% from last year's $19,554,000 amounts. The decrease in sales was due to a reduction in the number of demonstration sales events, eliminating the events with weaker projected results. Unit shipments of the Company's core product, the Mark V were 25.9% lower than a year ago, reflecting the decrease in sales demonstration events. This was partially offset by improvements in Internet, catalog and mail sales and traveling academies. Sales of these accessory items are primarily to Mark V owners. Because of the Mark V's durability and long useful life, accessory sales have been largely unaffected by the reduction in Mark V units.

Gross margins dropped by 13% to $9,207,000 in fiscal 2001 from $10,610,000 in fiscal 2000 due to lower volume. Overall gross margin rates declined to 52.6% of sales from 54.3% last year. Primarily the change in gross margin rates was due to increased usage of promotional pricing in our catalog and Internet sales channels.

Net operating expenses decreased to $9,167,000 or 52.4% of sales, from $11,300,000 or 57.8% of sales last year. This decrease is largely due to lower selling costs that resulted from the reduction in the number of demonstration sales events. Administrative costs also declined, due to several factors, including a reduction on payroll costs and a favorable evaluation of contingency exposure.

2000-1999

The Company experienced a loss of $624,000 or $.24 per share for its year ended April 1, 2000 compared to a 1999 loss of $735,000 at $.28 per share. Overall, sales increased to $19,554,000 or $1,979,000 and 11% more than 1999's $17,576,000 amount. Improved demonstration sales efforts together with expansion of the Internet, catalog and mail sales and traveling academies were the principal reasons for the increase in sales. Sales growth was experienced despite suspension of the Crafter's Station product line that generated $1,680,000 of sales in 1999. Unit shipments of the Company's core product, the Mark V were 21.5 % higher than the prior year.

Gross margin improved by $1,434,000 to $10,610,000 in fiscal 2000 primarily on the expanded volume. Overall margin rate improved to 54.3% of sales from 52.2 % in the prior year as due to better margin rates in continuing sales programs compared to lower margin rates on the suspended Crafter's station product line.

Net operating expenses increased to $11,300,000 or 57.8% of sales, from $10,028,000 or 57.0% of sales in the prior year. During the year the Company increased its sales recruiting and training efforts along with expenditures to attract new customers. In the fiscal year 1999, the Company purchased the building it was leasing. The impact of the transaction decreased operating expenses by $207,000 and increased other expenses (interest expense) by $296,000.

Liquidity and Capital

Cash used in operations for the year ended March 30, 2002 totaled $836,000 compared to $414,000 a year ago. In fiscal year 2002, the main usage of cash was current year losses. Additional cash was also required to support an increase in receivables caused by the sales to Lowe's. During fiscal 2002, CitiFinancial terminated its agreement with Shopsmith to finance the Company's customers. The Company has not currently identified a replacement for this financing. Shopsmith currently finances some of these customers directly which has also increased receivables. Shopsmith has entered into a factoring arrangement with Metro Financial concerning the receivables from Lowe's.

The Company's previous line of credit agreement with Huntington National Bank was terminated November 14, 2001.

During the year, Shopsmith also entered into an arrangement with John R. Folkerth, the company's CEO, which allows the Company to borrow up to $500,000. At March 30, 2002, Shopsmith had borrowed $400,000 on a secured basis from John Folkerth. Borrowings from Mr. Folkerth are subject to Mr. Folkerth's approval and are payable upon demand by Mr. Folkerth.

In fiscal year 2000, the net losses of $624,000 together with increases in receivable balances and inventory levels were the main reasons for cash usage. Maturing short-term investments of $989,000 were utilized in the fiscal 2000 to fund the operating cash requirements.

The current ratio was 1.43 to 1 at March 30, 2002 compared to 2.00 to 1 a year ago. The debt to equity ratio increased to 2.92 to 1 from 1.32 to 1 at the beginning of the year.

Capital Expenditures

No significant capital items were purchased in 2002 or 2001.

Forward Looking Statements

The foregoing discussion and the Company's consolidated financial statements contain certain forward-looking statements that involve risks and uncertainties, including but not limited to the following: (a) the adequacy of operating cash flows over the next several years together with currently available working capital to finance the operating needs of the Company and (b) the resolution without material liability or expense of certain claims pending against the Company as described in Note 11 to Consolidated Financial Statements.

SHOPSMITH INC. AND SUBSIDIARIES
Selected Financial Data

Five-Year Review of Performance

(Dollars in thousands except per share)	2002	2001	2000	1999	1998
Summary of operations:					
Net sales	$ 16,275	$ 17,505	$ 19,554	$ 17,576	$ 18,799
Interest income	71	50	48	103	126
Interest(expense)	(285)	(216)	(271)	(68)	-
Income (loss) before income taxes	(510)	(116)	(897)	(795)	1,635
Income tax expense (benefit)	1,280	-	(273)	(60)	(92)
Net income (loss)	(1,790)	(116)	(624)	(735)	1,727
Financial Position:					
Working capital	$ 1,328	$ 2,296	$ 2,437	$ 3,183	$ 4,092
Property-net	2,830	3,007	3,228	3,456	487
Total assets	7,440	8,577	9,642	10,058	8,132
Long-term debt	2,479	2,568	2,640	2,817	-
Shareholders' equity	1,896	3,686	3,802	4,426	5,223
Per share information:					
Income (loss) per share-basic:	(0.69)	(0.04)	(0.24)	(0.28)	0.65
Income (loss) per share-diluted:	(0.69)	(0.04)	(0.24)	(0.28)	0.63
Shareholders' equity per share	0.73	1.41	1.46	1.70	1.99
Performance indicators:					
Return on sales (%)	(11.0)	(0.7)	(3.2)	(4.2)	9.2
Return on average shareholders' equity(%)	(64.1)	(3.1)	(15.2)	(15.2)	39.1
Return on average total assets (%)	(22.4)	(1.3)	(6.3)	(8.1)	23.5
Current ratio	1.43	2.00	1.76	2.13	2.80
Ratio of total debt to equity	2.92	1.32	1.54	1.27	0.56
Other information:					
Number of employees at year end:					
Full time	112	107	114	115	108
Part time	18	14	16	12	4
	130	121	130	127	112
Average shares outstanding (000's)	2,605	2,605	2,605	2,603	2,658

SHOPSMITH, INC. AND SUBSIDARIES
Shareholders' information

Stock Quotations (Bid Prices)

Quarter ended	High	Low
July 1, 2000	0.70	0.53
September 30, 2000	0.55	0.31
December 30, 2000	0.31	0.25
March 31, 2001	0.33	0.25
June 30, 2001	0.51	0.29
September 29, 2001	0.70	0.45
December 29, 2001	0.61	0.42
March 30, 2002	0.40	0.32

The common shares of the Company are traded in the over-the-counter market. The above stock quotations were obtained from daily broker quotation ("Pink") sheets and reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The Transfer Agent's records showed approximately 1,200 shareholders of record of the Company's common shares on May 1, 2002.

Per Share Information:

	Diluted Income (loss)	Dividends	Shareholders' Equity
2002	$ (0.69)	$ -	$ 0.73
2001	(0.04)	-	1.41
2000	(0.24)	-	1.46
1999	(0.28)	-	1.70
1998	0.63	-	1.99

Shopsmith Market Makers

William V. Frankel & Co.
Fleet Trading
Spear Leeds & Kellogg Capital Markets
Herzog, Heine, Geduld, Inc
Schwabb Capital Markets
Hill Thompson Magid & Co., Inc.
Knight Securities, Inc.
Paragon Capital Corp.
Ladenburg, Thalmann & Co. Inc.

Annual meeting

Shopsmith's Annual Shareholders' Meeting will be held at 9:30 a.m. on Wednesday, July 31, 2001 at the Company's office and manufacturing facility located at 6530 Poe Avenue, Dayton, Ohio.

Corporate contact

Shareholders desiring a copy of the Shopsmith Inc. Annual Report on Form 10-K or other information on the Company should direct a request to:

Mark A. May, Vice President of Finance
Shopsmith, Inc.
6530 Poe Avenue
Dayton, Ohio 45414
937-898-6070 Extension 713

SHOPSMITH INC. AND SUBSIDIARIES

Directors and Officers

Board of Directors

John R. Folkerth, Chairman of the Board and Chief Executive Officer, Shopsmith, Inc., Dayton, Ohio

Robert L. Folkerth, President and Chief Operating Officer, Shopsmith, Inc., Dayton, Ohio

J. Michael Herr, Thompson Hine LLP, Attorneys-at-Law, Dayton, Ohio

Edward A. Nicholson, President, Robert Morris University, Coraopolis, Pennsylvania

Brady L. Skinner, Audit Partner, Brady, Ware & Schoenfeld Inc. Dayton, Ohio

Audit Committee of the Board of Directors

J. Michael Herr, Edward A. Nicholson and Brady L. Skinner

Corporate Vice Presidents

Mark A. May, Vice President of Finance and Chief Financial Officer

Lawrence R. Jones, Vice President, Operations

General Information

Transfer agent and registrar:
The Fifth Third Bank, Cincinnati, Ohio
Independent Auditors:
Crowe, Chizek and Company LLP, Columbus, Ohio
General Counsel:
Thompson Hine LLP, Dayton, Ohio

Equal Employment Opportunity Statement: It is the policy of Shopsmith, Inc. to give equal opportunity to all qualified persons without regard to race, color, sex, age, marital status, handicap, religion or national origin.